UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

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CEDAR REALTY TRUST, INC.
(Name of Subject Company (Issuer))

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CEDAR REALTY TRUST, INC.
(Name of Filing Person (Offeror))

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Series C Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

150602506
(CUSIP Number of Series C Cumulative Redeemable Preferred Stock)

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M. Andrew Franklin
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452
(757) 627-9088
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

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With a copy to:

David E. Brown, Jr.
Bhanu Mathur
Alston & Bird LLP
950 F Street NW
Washington, DC 20004

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

Cedar Realty Trust, Inc. (“Cedar” or the “Company”) hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 27, 2024 (the “Schedule TO”) relating to the offer by the Company to purchase up to an aggregate amount paid of $12,500,000 of shares of its Series C Cumulative Redeemable Preferred Stock (the “Series C Shares”), at a price not greater than $15.75 nor less than $13.75 per Series C Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively to the Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.

This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to indicate that, on January 27, 2025, the Company issued a press release regarding the upcoming expiration of the Offer on January 28, 2025, as previously disclosed. Accordingly, Items 11 and 12 of this Schedule TO are hereby amended and supplemented as follows:

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On January 27, 2025, the Company issued a press release regarding the upcoming expiration of the Offer. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and incorporated herein by reference.

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(ii)	Press Release regarding the upcoming expiration of the Offer, dated January 27, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CEDAR REALTY TRUST, INC.
	By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: President and Chief Executive Officer
Dated: January 27, 2025

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